Filed Pursuant to Rule 433

Registration No. 333-269915

October 28, 2025

Textron Inc.

$500,000,000 4.950% Notes due 2036

Pricing Term Sheet

Issuer:	Textron Inc.
Security:	4.950% Notes due 2036
Principal Amount:	$500,000,000
Maturity Date:	March 15, 2036
Coupon:	4.950%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2026
Price to Public:	99.981% of the principal amount
Benchmark Treasury:	UST 4.250% due August 15, 2035
Benchmark Treasury Price / Yield:	102-04+ / 3.983%
Spread to Benchmark Treasury:	+97 bps
Yield to Maturity:	4.953%
Make-Whole Call:	T+15 bps (prior to December 15, 2035)
Par Call:	On or after December 15, 2035
Expected Settlement Date:	October 31, 2025 (T+3)
CUSIP / ISIN:	883203 CF6 / US883203CF62
Expected Ratings (Moody’s/S&P):*	Baa2 (positive) / BBB (stable)
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC SMBC Nikko Securities America, Inc. MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.
Senior Co-Manager:	PNC Capital Markets LLC
Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.